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Exhibit 99.1

BIOVAIL CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MAY 16, 2007

VOTING RESULTS

Resolution #1:

On a show of hands, the Corporate Secretary declared that the shareholders approved the Election of directors for all nominees listed below:

  Eugene N. Melnyk
  Wilfred G. Bristow
  Dr. Laurence E. Paul
  Sheldon Plener
  Jamie C. Sokalsky
  Dr. Douglas J. P. Squires
  Michael R. Van Every
  William M. Wells

Resolution #2:

On a show of hands, the Corporate Secretary declared that the shareholders approved the appointment of Ernst & Young LLP as auditors to hold office until the close of the next annual meeting of common shareholders and authorization of the Board of Directors of Biovail to fix the remuneration of the auditors.

Resolution #3:

The Shareholders approved the Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan.

Resolution #4:

The Shareholders approved the Amendment to the 2006 Stock Option Plan to Introduce Restricted Share Units Awards.

Dated this 16th day of May, 2007.

CIBC MELLON TRUST COMPANY

Charndeep Minhas

Warren Jansen

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BIOVAIL CORPORATION ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS MAY 16, 2007 VOTING RESULTS